

Mail Stop 4631

October 1, 2009

Ms. Karen Clark
Chief Executive Officer
Green Energy Live, Inc.
1740 44th Street, Suite 5-230
Wyoming, MI 49519

> **RE:** **Form 10-K/A for the fiscal year ended December 31, 2008**
> **Form 10-Q/A for the period ended March 31, 2009 and Form 10-Q for**
> **the period ended June 30, 2009**
> **File No. 0-53216**

Dear Ms. Clark:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings. When you file your amended documents, please be sure to include an explanatory note describing the reasons for the amendments.

Item 5 – Market for Registrant's Common Equity and Related Stockholder Matters and Issuer Purchase of Equity Securities, page 5

2. Please identify the principal market in which your common equity is being traded. Refer to Item 201(A)(1)(i) of Regulation S-K.

3. Please disclose the range of high and low sales prices or bid information for your common stock for the last two fiscal years. See Item 201(A)(1)(ii) and (iii) of Regulation S-K.

4. Please disclose the approximate number of holders of record of your common stock. See Item 201(B) of Regulation S-K.

Item 7 – Management's Discussion and Analysis of Financial Conditions and Plan of Operations, page 6

General

5. Please discuss, in detail, the business reasons for the changes between periods in your financial statement line items. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

6. Please provide disclosure of the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements. Please also disclose the anticipated source of funds needed to fulfill such commitments. Your disclosures should address how you intend to generate sufficient capital to purchase the two companies you have targeted for acquisition in 2009 (as discussed on page 6 of your filing). See Item 303(a)(2)(i) of Regulation S-K and Part IV of SEC Interpretive Release No. 33-8350.

7. Please revise your liquidity section to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350.

Item 9A- Controls and Procedures, page 9

8. It does not appear that you performed an evaluation regarding the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report. Please perform a complete effectiveness assessment of your disclosure controls and procedures and disclose your conclusions in an amended Form 10-K for the period ended December 31, 2008. See Item 307 of Regulation S-K.   Please ensure that your amended filings including currently dated management certifications that refer to the Form 10-K/A.

9. It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2008. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

    If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

    In completing your evaluation, you may find the following documents helpful:

    - the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

    - the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

    - the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

    In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

10. Item 308T(b) of Regulation S-K requires you to disclose whether there were any changes in your internal controls and procedures during the most recently completed quarter included in your filing that have materially affected (or are reasonably likely to materially affect) your internal controls over financial reporting. Please revise your disclosure in an amended Form 10-K to clarify whether there were changes in your internal controls and procedures during the fourth quarter of 2008.

Item 15 – Exhibits, Financial Statement Schedules, page 12

Report of Independent Registered Public Accounting Firm, page F-1

11. The introductory paragraph of the audit report states that your auditors audited the period from January 17, 2007 (date of inception) to December 31, 2007. Further, the conclusion paragraph of the audit report states that the financial statements present fairly the results of operations and cash flows for the period from January 17, 2007 (date of inception) to December 31, 2007. The financial statements actually include financial statements for the period from January 17, 2007 (date of inception) to December 31, 2008. In addition, your auditors signed the audit report with a date of March 31, 2008. This date does not appear accurate since the audit report includes the financial statements as of and for the year ended December 31, 2008. Please make arrangements with your auditors to have them revise their audit report accordingly and include the revised auditor's report in an amended Form 10-K.

12. It appears from your disclosures on page 6 of your Form 10-Q/A for the period ended March 31, 2009 and page 7 of your Form 10-Q for the period ended June 30, 2009 that you have determined that you do not have sufficient revenues to cover your operating costs and therefore there is substantial doubt about your ability to continue as a going concern. In light of this, it is unclear why your auditors' report for the year ended December 31, 2008 does not include an explanatory paragraph to reflect their conclusion that there is substantial doubt about your ability to continue as a going concern. To the extent that omission of the going concern explanatory paragraph was an oversight, please amend your filing to include the correct auditors' report. Otherwise, please amend your

MD&A to more clearly explain management's plans for addressing the accumulated deficits, lack of revenues, minimal cash on hand, negative operating cash flows and limited operating history in order to sustain operations for at least one year from the balance sheet date.

Audited Financial Statements

Statements of Cash Flows, page F-5

13. You disclosed on page F-9 that you redeemed 30,000 shares of common stock during the period ended December 31, 2007 in exchange for the issuance of a note payable in the amount of $45,000. It appears that your cash flow statement on page F-5 does not accurately reflect the non-cash nature of this transaction. Please explain the apparent inconsistency or revise your presentation in future filings.

FORMS 10-Q/A FOR THE PERIOD ENDED MARCH 31, 2009 AND 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

14. Please address the above comments in your interim filings as well, as applicable.

Controls and Procedures, page 15

15. It appears that you have not performed a complete evaluation of the effectiveness of your disclosure controls and procedures as of either March 31, 2009 or June 30, 2009. Please perform a complete effectiveness assessment of your disclosure controls and procedures and disclose your conclusions in amended Form 10-Qs for the periods ended March 31, 2009 and June 30, 2009. See Item 307 of Regulation S-K. In performing your assessment, please also consider the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. Since it appears you did not perform a complete evaluation of the effectiveness of your disclosure controls and procedures as part of your initial Form 10-Q filings, it is unclear.

In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. Please explain how you could conclude that disclosure controls and procedures were effective as of March 31, 2009 and June 30, 2009 since the December 31, 2008 Forms 10-K and 10-K/A remained materially deficient at the time your subsequent Form 10-Qs were filed.

Exhibit 31 - Certifications

16. Please amend your March 31, 2009 Form 10-Q/A and your June 30, 2009 Form 10-Q to provide revised Section 302 certifications. Your revisions should include the following:
    - Refer to "registrant" instead of "small business issuer" in paragraphs 4 and 4(a);
    - Revise paragraph 4(c) to conform to the language in Item 601(B)(31) of Regulation S-K.

    Please note that when you amend your filings to provide the revised 302 certifications, the certifications should refer to your amended filings in the first paragraph and should be currently dated.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Interim Financial Statements

Note 5 – Subsequent Event, page 10

17. Please revise your disclosures in future filings to include the following items required by paragraph 67-73 of SFAS 141(R):
    - The primary reasons for the business combination and a description of how you obtained control of Comanche Livestock Exchange, LLC;
    - A qualitative description of the factors that make up the $150,000 of goodwill expected to be recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors;
    - A description of any contingent consideration arrangements including:
        - The amount recognized as of the acquisition date;
        - A description of the arrangement and the basis for determining the amount of the payment;
        - An estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated. If the maximum amount of the payment is unlimited, the acquirer shall disclose that fact;
    - A description of the methods used to determine the fair value of the 500,000 restricted shares issued to acquire Comanche;

- The total amount of goodwill that is expected to be deductible for tax purposes; and
- The sources of capital you intend to use to make the cash payments required under your purchase agreement with Comanche.

18. Please revise your financial statements and your disclosures (including your computations of basic and diluted EPS) throughout your future filings to give retroactive effect for all periods presented to your July 2009 stock split. Please refer to paragraph 54 of SFAS 128.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief